FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: January 15, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            15th January, 2004 Holding(s) in Company

Exhibit 99





                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Holders/Account Designation - Holding

Chase Nominees Ltd/18408 - 378,627

Chase Nominees Ltd/20947 - 10,111,094

Bank of Ireland/BNX009IE - 765,061

Barclays Capital Nominees Ltd - 2,411,480

Barclays Capital Securities LT - 9,200

Barclays Trust Co & Others - 149,020

Barclays Trust Co as EXEC/ADM - 17,569

Barclays Trust Co DMC69 - 48,410

Barclays Trust Co E99 - 3,766

Barclays Trust Co EP856 - 535

Barclays Trust Co R69 - 902,995

Chase Nominees Ltd/17011 - 48,462

Chase Nominees Ltd/16344 - 134,232

Chase Nominees Ltd/16345 - 209,916

Chase Nominees Ltd/16331 - 739,964

Chase Nominees Ltd/16341 - 337,000

Chase Nominees Ltd/16341 - 1,868,022

Chase Nominees Ltd/16338 - 198,983

Chase Nominees Ltd/16342 - 343,182

Chase Nominees Ltd/16400 - 27,133,828

BNP PARIBAS/601165 - 123,104

Chase Nominees Ltd/16376 - 1,465,741

CITIBANK, N.A. (United States)/597367 - 298,263

Clydesdale Nominees HGB0125/323496 - 2,975

Clydesdale Nominees HGB0125/324190 - 1,175

Clydesdale Nominees HGB0125/479461 - 990

Clydesdale Nominees HGB0125/479496 - 990

Clydesdale Nominees HGB0125/486590 - 18,826

Clydesdale Nominees HGB0125/493677 - 1,702

Clydesdale Nominees HGB0125/594414 - 11,464

Clydesdale Nominees HGB0125/594465 - 590

Clydesdale Nominees HGB0125/595780 - 740

Clydesdale Nominees HGB0125/597480 - 1,925

Clydesdale Nominees HGB0125/597545 - 1,600

Clydesdale Nominees HGB0125/639191 - 3,036

Clydesdale Nominees HGB0125/639213 - 2,107

Clydesdale Nominees HGB0125/640092 - 4,464

Clydesdale Nominees HGB0125/686050 - 6,000

Clydesdale Nominees HGB0125/686408 - 7,000

Clydesdale Nominees HGB0125/691517 - 2,500

Clydesdale Nominees HGB0125/692785 - 3,665

Clydesdale Nominees HGB0125/692963 - 3,991

Clydesdale Nominees HGB0125/693196 - 6,429

Clydesdale Nominees HGB0125/693480 - 790

Clydesdale Nominees HGB0125/693846 - 5,064

Clydesdale Nominees HGB0125/697205 - 4,464

Clydesdale Nominees HGB0125/697213 - 4,465

Clydesdale Nominees HGB0125/697434 - 10,700

Clydesdale Nominees HGB0125/830118 - 950

Clydesdale Nominees HGB0125/3100012 - 1,247

Clydesdale Nominees HGB0125/3100039 - 1,257

Clydesdale Nominees HGB0125/3100519 - 1,500

Clydesdale Nominees HGB0125/3101086 - 1,075

Clydesdale Nominees HGB0125/3102090 - 2,400

Clydesdale Nominees HGB0125/3102180 - 615

Clydesdale Nominees HGB0125/3102406 - 740

Clydesdale Nominees HGB0125/3105510 - 1,450

Clydesdale Nominees HGB0125/3105669 - 2,265

Clydesdale Nominees HGB0125/7000417 - 33,000

Clydesdale Nominees HGB0125/7000425 - 33,000

Clydesdale Nominees HGB0125/7001065 - 1,375

Clydesdale Nominees HGB0225/436843 - 725

Clydesdale Nominees HGB0225/493871 - 1,600

Clydesdale Nominees HGB0225/639205 - 2,000

Clydesdale Nominees HGB0225/673551 - 490

Clydesdale Nominees HGB0225/3101540 - 8

Clydesdale Nominees HGB0325/486590 - 1,227

Investors Bank and Trust Co./428169 - 247,800

Investors Bank and Trust Co./500227 - 12,915,618

Investors Bank and Trust Co./502872 - 4,258,837

Investors Bank and Trust Co./508068 - 1,177,805

Investors Bank and Trust Co./519891 - 14,874

Investors Bank and Trust Co./519909 - 58,338

Investors Bank and Trust Co./519917 - 23,616

Investors Bank and Trust Co./519925 - 24,512

Investors Bank and Trust Co./527191 - 4,203,405

Investors Bank and Trust Co./536747 - 994,621

Investors Bank and Trust Co./552942 - 768,362

Investors Bank and Trust Co./555879 - 56,968

Investors Bank and Trust Co./573039 - 362,100

Investors Bank and Trust Co./583293 - 2,202,702

Investors Bank and Trust Co./585439 - 39,378

Investors Bank and Trust Co./588888 - 31,812

Investors Bank and Trust Co./590421 - 64,760

Investors Bank and Trust Co./595966 - 585,084

Investors Bank and Trust Co./601744 - 36,995

Investors Bank and Trust Co./911140 - 76,310

JPMorgan Chase Bank/540186 - 384,029

JPMorgan Chase Bank/555465 - 480,792

JPMorgan Chase Bank/599123 - 81,689

JPMorgan Chase Bank/BTC034IE - 34,751

JPMorgan Chase Bank/BTC045IE - 313,675

JPMorgan Chase Bank/BTGF01IE - 27,522

JPMorgan Chase Bank/BTGF04IE - 246,699

JPMorgan Chase Bank/BTGF05IE - 80,688

JPMorgan Chase Bank/BTGF07IE - 161,668

JPMorgan Chase Bank/BTK001IE - 332,497

JPMorgan Chase Bank/BTS004IE - 300,129

JPMorgan Chase Bank/BTS005IE - 50,293

JPMorgan Chase Bank/BTS011IE - 116,031

JPMorgan Chase Bank/BTS015IE - 24,372

JPMorgan Chase Bank/BTS018IE - 1,988

JPMorgan Chase Bank/BTS019IE - 9,654

JPMorgan Chase Bank/BTS024IE - 28,399

JPMorgan Chase Bank/BTS028IE - 1,268,987

JPMorgan Chase Bank/BTS031IE - 6,422

JPMorgan Chase Bank/BTS033IE - 26,314

JPMorgan Chase Bank/BTS036IE - 31,955

JPMorgan Chase Bank/BTS037IE - 18,663

Master Trust Bank/BNNP06IE - 21,868

Mellon Trust - Boston/591668 - 1,002,265

Mitsubishi Trust International/BNN018IE - 14,895

Mitsubishi Trust International/BNN024IE - 1,394

Mitsubishi Trust International/BNN033IE - 2,009

Mitsubishi Trust International/BNN046IE - 13,231

Northern Trust Bank - BGI SEPA/581610 - 385,288

Northern Trust Bank - BGI SEPA/584069 - 164,278

R C Greig Nominees Limited a/c/BL1 - 772,688

R C Greig Nominees Limited a/c/CM1 - 240,776

R C Greig Nominees Limited GP1/GP1 - 1,255,287

R C Greig Nominees Limited SA1/SA1 - 346,801

State Street/BNX012IE - 53,710

State Street/BNX019IE - 127,834

State Street Bank & Trust - US/713101 - 2,621,971

Sumitomo TB/BNN029IE - 2,046

Sumitomo TB/BNN031IE - 299

Sumitomo TB/BNN036IE - 1,805

Swan Nominees Limited - 5,672

Swan Nominees Limited - 5,746

Zeban Nominees Limited - 270,148

Total - 87,374,155

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 1.4P EACH

10. Date of transaction
9 JANUARY 2004

11. Date company informed
14 JANUARY 2004

12. Total holding following this notification
87,374,155

13. Total percentage holding of issued class following this notification
3.00%

14. Any additional information




15. Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
15 JANUARY 2004